GSTX
GRAPHENE AND SOLAR TECHNOLOGIES

December 30, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Robert Babula and Mr. Karl Hiller

Re: Graphene & Solar Technologies Limited
Form 10-K for the Period Ended September 30, 2024
Filed on July 15, 2025
File No. 333-174194

Dear Mr. Babula and Mr. Hiller,

On behalf of Graphene & Solar Technologies Limited (the "Company"), please find below our response to the comments raised by the staff (the "Staff") of the U.S. Securities and Exchange Commission in its letter dated September 12, 2025 relating to the Company's Form 10-K for the Fiscal Year Ended September 30, 2024 (the "Report") filed July 15, 2025.

For your convenience, the Staff's comments have been restated in italics and is followed by the Company's response.

Staff Comment #1 Management's Discussion and Analysis Overview:

Please update the disclosures in MD&A as necessary to address matters arising over the periods that are prescribed for the report including any subsequent matters that are current upon filing the report. For example, it appears that your discussion of the 2017 and 2021 transactions should be updated to discuss significant transactions undertaken in 2023 and 2024, such as the conveyances of entities involving your executive officers, and the implications of these transactions for your business plans. Given your disclosures stating that "funding for the Company is imminent in the near future," explaining that you are "focused upon completing development and initial sample production of commercially viable silicon wafers and solar cells" and aim "to establish initial production and begin generating revenue" in 2025, further disclosures should also be provided to clarify the basis for your expectations as to funding, the status of efforts to develop a commercial product, and the timeframe.

Company Response:

We acknowledge the Staff's comment and confirm that we will revise the MD&A disclosures in our upcoming Form 10-K to address material developments during the periods prescribed for the report, including subsequent events up to the date of filing.

In particular, we have updated the discussion regarding material transactions, including those involving executive officers. In 2024, the Company completed the acquisition of Ausquartz Group Holdings Pty Ltd, a company associated with our CEO, Jason May. Ausquartz specializes in the processing of high-purity quartz, a key upstream material for solar manufacturing. This acquisition was undertaken to secure strategic control over a critical raw material input—high-purity quartz—and to support the Company's vertical integration strategy. The transaction aligns with our broader business plan to develop a secure, domestic supply chain for silicon wafer manufacturing.

To further this strategy, in 2024, we established a wholly owned subsidiary, The Quartz & Silicon Materials Company Limited ("QSM"), to lead the development of integrated solar manufacturing projects. These include early-stage planning and permitting for:

- A 10GW silicon wafer manufacturing facility in the U.S.
- A 10GW wafer facility in Australia.
- A 60,000 metric ton chemical-grade silicon smelter and a 30,000 metric ton solar-grade polysilicon plant, both in New Zealand.
- Acquisition and development of quartz resources in Australia, Brazil, the U.S., Canada, and Europe.

Funding and Business Outlook

Given our disclosures regarding expectations for imminent funding, project development, and commencement of commercial operations in 2025, we have expanded our MD&A to clarify the basis for these expectations:

- The Company is currently engaged in advanced discussions with multiple large incumbent manufacturers regarding potential joint ventures and offtake agreements related to silicon ingot, wafer, and cell manufacturing.
- We are actively pursuing a combination of equity and debt financing, as well as governmental support under the U.S. One Big Beautiful Bill Act and Australia's Made in Australia initiatives. While these discussions are ongoing, no binding agreements have been executed as of the date of this filing.
- The passage of the One Big Beautiful Bill Act in July 2025 has helped clarify the U.S. policy landscape, preserving critical incentives such as the Section 45 manufacturing production credit. This legislative clarity supports our confidence in pursuing domestic solar manufacturing projects.
- QSM's business model is based on proven technologies with minimal R&D risk; the Company does not intend to develop new technology but rather to manufacture established silicon wafer products at scale. This lowers the technical and commercialization risks typically associated with early-stage manufacturing ventures.

Status of Commercial Product Development

- While the Company has not generated revenues in fiscal years 2023 or 2024, it made significant progress in engineering, planning, and permitting activities.
- The Company's commercial product is standard silicon wafers used in the solar supply chain. These wafers are not subject to additional R&D prior to production. The remaining requirements are infrastructure development, equipment procurement, and commissioning.
- We anticipate initial sample production to begin following completion of financing and facility construction phases.

We believe the revised MD&A disclosures, to be included in our upcoming Form 10-K, provide a more comprehensive and current discussion of material events, transactions, and the Company's forward-looking strategy.

Staff Comment #2 Controls and Procedures:

We note that you have disclosures indicating your CEO and CFO evaluated disclosure controls and procedures and internal control over financial reporting and determined that neither were effective as of the end of the period covered by your report. However, you have not provided all of the required certifications that pertain not only to these matters but which must also attest to the truthfulness and completeness of your disclosures of material facts, the fair presentation of your financial information, and that any instances of fraud involving management or other employees having a significant role in internal control over financial reporting have been disclosed.

Please amend your filing as necessary to facilitate or enable appropriate inclusion of the certification of your CFO to comply with Rule 15d-14(a) of Regulation 15D, and the certification of your CEO to comply with Rule 15d-14(b) of Regulation 15D, as prescribed by Item 601(b)(31) and (32) of Regulation S-K. The certifications that were included with your report should also be updated in conjunction with this effort, once the amendment is ready to be filed.

Company Response:

We acknowledge the Staff's comment and confirm that the certifications included with the original filing were incomplete and did not fully comply with Rule 15d-14(a) and (b) and Item 601(b)(31) and (32) of Regulation S-K.

The Company will amend its filing to:

1. Include corrected and complete CEO and CFO certifications that fully comply with the applicable rules;
2. Update the Controls and Procedures disclosure to ensure consistency with the revised certifications; and
3. File updated Exhibits 32.1 and 32.2 pursuant to 18 U.S.C. §1350.

All required CEO and CFO certifications will be properly included in the amended filing and have been included in prior Form 10-Qs; they will also be included in the upcoming Form 10-K.

Staff Comment #3 Executive Compensation:

Please complete the narrative and tabular disclosures regarding executive compensation to comply with paragraphs (m) through (r) of Item 402 of Regulation S-K as required by Item 11 of Form 10-K.

Company Response:

The Company acknowledges that the executive compensation disclosures in our original Form 10-K filing were incomplete. We confirm that although no cash compensation was paid to our named executive officers during the fiscal year, certain amounts of compensation, including salaries, are being accrued on the Company's books, and the named executive officers also received stock-based compensation during the fiscal year.

In response to the Staff's comments, the Company will revise the disclosures in its upcoming Form 10-K to:

- A completed Summary Compensation Table for each of our named executive officers, in compliance with Item 402(n), including:
  - Accrued salary,
  - Stock awards granted during the fiscal year, valued in accordance with FASB ASC Topic 718;
- A narrative disclosure pursuant to Item 402(o), explaining the nature and status of compensation arrangements (e.g., accruals, equity awards, absence of cash payments);
- Director compensation disclosures under Item 402(p);
- A description of any compensation plans or agreements under Item 402(q);
- Any related-party compensation matters or potential conflicts of interest under Item 402(r).

Staff Comment #4 Financial Statements:

We note that you have not filed interim reports for your most recently completed three fiscal quarters, nor any current reports since February 2024. Please address the requirements in Rule 15d-13 and Rule 15d-11 of Regulation 15D, considering the timeframe set forth in General Instruction A to Form 10-Q; and the various topics that must be reported within four days on Form 8-K; and advise us of your plans to comply with these reporting obligations.

Company Response:

The Company respectfully advises the Staff that all required Form 10-Q filings are now current. We are in compliance with Rule 15d-13 and the timing requirements set forth in General Instruction A to Form 10-Q.

The Company is committed to maintaining timely compliance with all SEC reporting obligations going forward.

Staff Comment #5 Sale of US Thin-Films Corporation:

We note your disclosure indicating the conveyance of your subsidiary US Thin Films Corporation to your CFO resulted in a gain although instead of recognizing the gain you recorded it directly in equity; you cite "accounting guidance for capital transactions with related parties" as support.

Tell us the specific accounting guidance that you have consulted in formulating this approach in presenting the transaction in your financial statements, and describe to us the composition of assets and liabilities that were conveyed/assumed by your CEO in conjunction with this transaction. Please include a schedule quantifying those accounts and describe for us the circumstances in which each of the liabilities arose along with the terms for repayment, and identify the counterparties.

Please also reconcile your description of the transaction with your disclosure on page 6, stating that "GSTX has recently restructured its shareholding in US Thin-Film Corporation [and] ...is now a minority shareholder (19%) of US Thin-Film Corporation," and expand your disclosures to explain how the activities of this former subsidiary were determined to be no longer relevant to your current business plans, if this would accurately characterize your assessment.

Company Response:

On June 27, 2024, the Company transferred 81% of its interest in US Thin-Films Corporation to Thin Film Technologies Ltd., an entity controlled by a Company director, for $1,000. The Company retained a passive 19% minority interest with no control or significant influence; therefore, US Thin-Films was deconsolidated under ASC 810 and the retained interest is accounted for under the cost method.

At the time of transfer, US Thin-Films had net liabilities of $1,645,819. Thin Film Technologies Ltd. assumed all liabilities, and the Company obtained a full legal release. In accordance with ASC 470-50, liabilities were derecognized upon legal extinguishment.

Because the conveyance occurred with a related party and was not an arm's-length transaction, the release from liabilities is treated as a capital transaction rather than a gain, consistent with the guidance in ASC 470-50. Accordingly, and consistent with SEC SAB Topic 5.G and ASC 850, the resulting net increase of $1,646,819 (representing net liabilities released plus consideration received) was recorded as a direct increase to additional paid-in capital, with no gain recognized in earnings.

Consistent with ASC 205-20, US Thin-Films has been deconsolidated, and the results of operations and cash flows of this former subsidiary are presented as discontinued operations in the Company's financial statements.

Summary of Assets and Liabilities Transferred

The following table summarizes the net liabilities deconsolidated as of June 27, 2024:

Assets	
Prepaid expenses and other	$976
Total Assets	**$976**
Liabilities	
Accounts payable	$1,320,795
Accrued expenses	$326,000
Total Liabilities	**$1,646,795**
Net Liabilities Transferred	**$(1,645,819)**

The asset acquisition was completed with a related party—an entity affiliated with the Company's CEO—and was evaluated under ASC 850 and SEC SAB Topic 5.G. In a related-party asset acquisition, no step-up in basis or goodwill is permitted. As the total consideration of $879,503 exceeded the carrying value of the net assets acquired, the transaction resulted in a loss of $879,503, which was recorded as compensation expense to the CEO in accordance with ASC 718.

3. Summary

- Acquisition of Ausquartz was a related-party asset acquisition, not a business combination.
- No goodwill or step-up in basis was recorded; $879,503 recognized as compensation expense to the CEO.
- Separate financial statements for Ausquartz are not required under Form 8-K or Rule 3-05.

The Company will update its disclosures in future filings to clarify the accounting treatment and significance assessment.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action, or absence of action by the Staff.

We appreciate the Staff's time and attention to our filing and respectfully submit that the planned disclosure enhancements and explanations provided herein are responsive to the Staff's comments. Should the Staff have any further questions or require additional information, please do not hesitate to contact us.

Sincerely,

Jason May
Graphene & Solar Technologies Limited
Chief Executive Officer and Director
jason@gstx.ltd
(602) 388-8335